

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Mark A. McCamish, M.D.
Chief Executive Officer
Forty Seven, Inc.
1490 OBrien Drive, Suite A
Menlo Park, CA 94025

      Re: Forty Seven, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2019
           File No. 333-232498

Dear Mr. McCamish:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: John T. McKenna, Esq.